Filed by: McDonald’s Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: McDonald’s Corporation
Commission File No.: 333-137177

The following is the text of the website that is being maintained at www://www.ChipotleExchange.com in connection with McDonald’s offer to exchange up to an aggregate of 16,539,967 shares of Chipotle class B common stock which it owns for outstanding shares of McDonald’s common stock, as described in more detail in the exchange offer prospectus.

www.ChipotleExchange.com

Last Updated:  9/19/2006 4:30:00 PM New York City time

TABLE A - VWAP

McDonald’s Common Stock (NYSE: MCD)
$37.5440

Chipotle Class A Common Stock (NYSE: CMG)
$50.2416

TABLE B - Indicative Calculated Per-Share Values

McDonald’s Common Stock
$37.52460

Chipotle Class B Common Stock
$50.59730

Trading Days 1 - 18 of the offer period
(Tables will be updated daily at approximately 4:30 p.m. New York City Time)

TABLE A: The daily VWAP
TABLE B: The indicative calculated per-share value for shares of McDonald’s common stock (MCD) equals the average of the daily VWAP of MCD on each of the two prior trading days. The indicative calculated per-share value for shares of Chipotle class B common stock (CMG.B) equals the average of the daily VWAP of shares of Chipotle class A common stock (CMG) on each of the two prior trading days. No indicative calculated per-share values or indicative exchange ratios are provided for the first day of the exchange offer period as such values require daily VWAP data for two trading days.

Trading Day 19 of the offer period
(Tables updated at 30-minute intervals throughout the NYSE trading day.)
TABLE A: The current intra-day VWAP
TABLE B : Indicative calculated per-share values shown for MCD and CMG.B equal the current intra-day VWAP for day 19 for MCD and CMG, respectively.

Trading Day 20 of the offer period
(Tables updated at 30-minute intervals throughout the NYSE trading day.)
TABLE A : The current intra-day VWAP
TABLE B : Indicative calculated per-share values shown for MCD and CMG.B are the actual day 19 VWAP for MCD and CMG, respectively, averaged with the current intra-day VWAP for day 20 for MCD and CMG, respectively.

Exchange Offer

On the expiration date of the exchange offer, by 4:30 p.m. New York City time, this website will provide the final calculated per-share value and the exchange ratio showing the number of shares of Chipotle class B common stock that will be exchanged for each share of McDonald’s common stock accepted in the exchange offer and state whether the limit is in effect (which would cause the automatic extension of the exchange offer). The exchange offer will expire at midnight, New York City time, on October 5, 2006, unless extended or terminated.

McDonald’s is offering to exchange up to an aggregate of 16,539,967 shares of Chipotle class B common stock which it owns for outstanding shares of McDonald’s common stock, as described in more detail in the exchange offer prospectus. The exchange offer is designed to permit holders of McDonald’s common stock to exchange their shares for shares of Chipotle class B common stock at a 10% discount to the calculated per-share value of Chipotle class B common stock. Stated another way, for each $1.00 of McDonald’s common stock accepted in the exchange offer, the tendering holder will receive approximately $1.11 of Chipotle class B common stock, based on calculated per-share values, subject to the limit and to proration referred to below.

The final calculated per-share value of each share of McDonald’s common stock and Chipotle class B common stock will be determined by averaging the “daily volume-weighted average price” (or daily VWAP) of the McDonald’s common stock and the Chipotle class A common stock, respectively, on the last two trading days of the originally contemplated exchange offer period. The last two trading days of the originally contemplated exchange offer period are October 4, 2006 and October 5, 2006. Although those dates could change if the offer is extended, those dates will not change if the exchange offer is extended solely as a result of the automatic extension of the exchange offer triggered by the limit.

McDonald’s will announce whether the limit on the number of shares that can be received for each share of McDonald’s common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald’s common stock during those days.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the exchange offer prospectus for additional information about the exchange offer. Copies of the exchange offer prospectus, the letter of transmittal, the form of notice of withdrawal and the notice of guaranteed delivery are available through the links at the top of this page. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.

Indicative Number of Shares to be Received

The following formula will be used to calculate the number of shares of Chipotle class B common stock that each tendering shareholder will receive for shares of McDonald’s common stock tendered and accepted in the exchange offer.

Number of shares of Chipotle class B common stock to be received*	=	Number of shares of McDonald’s common stock tendered, multiplied by the lesser of	0.9157 and	100% of the calculated per-share value of the McDonald’s common stock (MCD) _______ divided by _______ 90% of the calculated per-share value of the Chipotle class A common stock (CMG)

*The number of shares received is subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald’s common stock accepted in the exchange offer. In addition, if the exchange offer is over-subscribed, the number of shares McDonald’s will accept in the exchange offer would be less than the number of shares tendered and the exchange offer will be subject to proration.

Using the indicative calculated per share values provided in TABLE B in the left column, the indicative number of shares of Chipotle class B common stock that a tendering holder would receive per share of McDonald’s common stock tendered would equal:

0.8240	= 1 share, multiplied by the lesser of	0.9157 and	$37.52460 _______ divided by _______ 0.9 * $50.59730

The following table shows how many shares of Chipotle class B common stock would be exchanged for a specified number of tendered and accepted shares of McDonald’s common stock if the indicative calculated per-share values provided in TABLE B above were the calculated per-share values of those shares at the end of the exchange offer.

Number of shares of McDonald’s common stock tendered	Number of shares of Chipotle class B common stock issued in exchange*
1	0.8240
10	8.2400
100	82.4000
1000	824.0000

*Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of Chipotle class B common stock will be distributed in the exchange offer.

Table of Historical Indicative Calculated Per-Share Values

This table shows historical indicative calculated per-share values for shares of McDonald’s common stock and shares of Chipotle class B common stock. During the last two trading days of the originally contemplated exchange offer period, the VWAPs and indicative calculated per-share values will be updated every 30 minutes during the New York Stock Exchange trading day (on the hour and half hour mark). This information will reflect a 20 minute reporting delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day. On the last trading day of the originally contemplated exchange offer period, the daily VWAP shown the prior day will be the actual daily VWAP used in determining the final calculated per-share values.

		McDonald’s Common Stock		Chipotle Class A Common Stock		Chipotle Class B Common Stock
Day	Date	End-of-Day VWAP	Indicative Calculated Per-Share Value	End-of-Day VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of Chipotle Class B Common Stock to be Exchanged Per Share Tendered
1	9/8/2006	$37.0670	N/A*	$47.6228	N/A*	N/A*
2	9/11/2006	$37.4255	$37.24625	$48.6844	$48.15360	0.8594
3	9/12/2006	$37.9356	$37.68055	$50.6325	$49.65845	0.8431
4	9/13/2006	$37.9526	$37.94410	$52.0925	$51.36250	0.8208
5	9/14/2006	$37.4454	$37.69900	$51.1880	$51.64025	0.8111
6	9/15/2006	$37.6231	$37.53425	$51.0653	$51.12665	0.8157
7	9/18/2006	$37.5052	$37.56415	$50.9530	$51.00915	0.8182
8	9/19/2006	$37.5440	$37.52460	$50.2416	$50.59730	0.8240
9	9/20/2006	-	-	-	-	-
10	9/21/2006	-	-	-	-	-
11	9/22/2006	-	-	-	-	-
12	9/25/2006	-	-	-	-	-
13	9/26/2006	-	-	-	-	-
14	9/27/2006	-	-	-	-	-
15	9/28/2006	-	-	-	-	-
16	9/29/2006	-	-	-	-	-
17	10/2/2006	-	-	-	-	-
18	10/3/2006	-	-	-	-	-

		McDonald’s Common Stock		Chipotle Class A Common Stock		Chipotle Class B Common Stock
Day	Date	Periodic VWAP	Indicative Calculated Per-Share Value	Periodic VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of Chipotle Class B Common Stock to be Exchanged Per Share Tendered
19	10/4/2006	-	-	-	-	-
20	10/5/2006	-	-	-	-	-

*No indicative calculated per-share values or indicative exchange ratios are provided for the first day of the exhange offer period as such values require daily VWAP data for two trading days.

Additional Information
In connection with the proposed disposition by McDonald’s Corporation of its interest in Chipotle Mexican Grill, Inc. via a tax-free exchange offer, Chipotle has filed with the Securities and Exchange Commission a registration statement that includes an exchange offer prospectus. The prospectus contains important information about the exchange offer and related matters, and McDonald’s will mail the prospectus to its shareholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of McDonald’s, Chipotle or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the prospectus and (when available) other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s website at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.investor.mcdonalds.com or Chipotle at www.chipotle.com. You can also obtain a copy of the exchange offer prospectus by clicking on the appropriate link in the top menu of this website. Alternatively, the information agent for the exchange offer will arrange to send to you the exchange offer prospectus if you request it by calling 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere).

Tendering and Withdrawal
The procedures you must follow to tender your shares in the exchange offer or to withdraw previously tendered shares will depend on whether you hold your shares of McDonald’s common stock in certificated form, in uncertificated form registered directly in your name in McDonald’s share register (“Direct Registration Shares”), in uncertificated form through the McDonald’s Corporation Direct Stock Purchase Plan (“MCDirect Shares”), through a broker, dealer, commercial bank, trust company or similar institution or through a McDonald’s employee benefit plan. For specific instructions about how to participate in the exchange offer, see the sections entitled “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Withdrawal Rights” in the exchange offer prospectus. You can obtain copies of the exchange offer prospectus, the form of letter of transmittal for registered holders, the form of notice of withdrawal and the form of notice of guaranteed delivery by clicking on the appropriate link in the top menu of this website. Alternatively, the information agent for the exchange offer will arrange to send to you copies of those documents if you request them by calling 1-866-821-2614 (toll-free in the United States) or 1-212-440-9800 (elsewhere).

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Glossary

calculated per-share value : Final calculated per-share values will be equal to (1) in the case of the McDonald’s common stock, the average of the daily VWAP of McDonald’s common stock on the New York Stock Exchange for the last two trading days of the originally contemplated exchange offer period, and (2) in the case of the Chipotle class B common stock, the average of the daily VWAP of Chipotle class A common stock on the New York Stock Exchange for the last two trading days of the originally contemplated exchange offer period. Prior to the end of the exchange offer, this website will display indicative calculated per-share values, determined in the manner described under “indicative calculated per-share value” below.

daily VWAP : Daily VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at the official close of trading on the NYSE, as calculated by Xignite, except that, on the last trading day of the originally contemplated exchange offer period, the data used to make that calculation will take into account only those adjustments to reported trades made by 4:10 p.m. New York City time on that day.

exchange ratio : The number of shares of Chipotle class B common stock that will be exchanged for each share of McDonald’s common stock accepted in the exchange offer. The final exchange ratio will be available on this website and separately published by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer.

indicative calculated per-share value: Until the end of the exchange offer, this website will display indicative calculated per-share values. These indicative values are displayed to assist tendering shareholders in understanding how the number of shares of Chipotle class B common stock they would receive in the exchange offer will be calculated.

From the second to the eighteenth trading day of the exchange offer, the indicative calculated per-share value of (1) McDonald’s common stock published on this website will equal the average of the daily VWAP of the McDonald’s common stock on each of the two prior trading days, and (2) Chipotle class B common stock published on this website will equal the average of the daily VWAP of the Chipotle class A common stock on each of the two prior trading days. The data used to calculate such indicative calculated per-share values will not, however, be included in the calculation of the final calculated per-share value for either the McDonald’s common stock or the Chipotle class B common stock. During the last two trading days (day 19 and 20) of the originally contemplated exchange offer period, the indicative calculated per-share values published on this website will equal (1) on the second-to-last day (day 19), the actual intra-day VWAP for MCD and CMG during the elapsed portion of that day and (2) on the last day (day 20), the daily VWAP for MCD and CMG of the previous day averaged with the actual intra-day VWAP for MCD and CMG during the elapsed portion of that last day. The data used to calculate such indicative calculated per-share values will be used in determining the final calculated per-share values.

intra-day VWAP : Intra-day VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at a specified time in such day, as calculated by Xignite. Please note that the data used to derive the intra-day VWAP published on this website during the last two trading days of the exchange offer is subject to a 20 minute reporting delay.

limit : The number of shares each tendering holder will receive is subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald’s common stock accepted in the exchange offer. If the limit is in effect, you will receive less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald’s common stock, depending on the calculated per-share values of McDonald’s common stock and Chipotle class B common stock at the expiration date of the exchange offer, and you could receive much less. The exchange offer does not provide for a minimum exchange ratio.

proration : If the exchange offer is oversubscribed and McDonald’s cannot fulfill all tenders of McDonald’s common stock at the exchange ratio, then all shares of McDonald’s common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Shareholders (other than participants in the McDonald’s Corporation Profit Sharing and Savings Plan and the McDonald’s Ventures 401(k) Plan) who beneficially own “odd-lots” (that is, less than 100 shares of McDonald’s common stock) and who validly tender all their shares will not be subject to proration. Proration for each tendering shareholder will be based on the number of shares of McDonald’s common stock tendered by that shareholder in the exchange offer, and not on that shareholder’s aggregate ownership of McDonald’s common stock. The examples provided above assume that there is no proration for non-odd lot holders.

VWAP : VWAP means the “volume-weighted average price” per share of the stock on the New York Stock Exchange during the period specified, as calculated by Xignite.

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Contact Information

Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.

The information agent for the exchange offer is:

GEORGESON INC.
17 State Street
New York , New York 10004
1- 866-821-2614 (toll-free in the United States)
1-212-440-9800 (elsewhere)

The dealer manager for the exchange offer is:

MORGAN STANLEY & CO. INCORPORATED

The exchange agent for the exchange offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail :
Attention: Corporate Actions
P.O. Box 859208
Braintree , MA 02185-9208
Re: McDonald’s Exchange Offer

By Overnight Courier :
Attention: Corporate Actions
161 Bay State Drive
Braintree , MA 02184
Re: McDonald’s Exchange Offer